Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

(1)

Effective May 22, 2013, ING Equity Trust established Class R6 Shares on behalf of ING Large Cap Value Fund, ING MidCap Opportunities Fund, ING Real Estate Fund, and ING SmallCap Opportunities Fund.  Class R6 shares are sold without a front-end load and are not subject to a CDSC. In addition, at its May 23, 2013 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class R6 Shares. However, Class R6 of ING Real Estate Fund has not been registered with the Securities and Exchange Commission.